Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-77700 micorp.com

June 18, 2008

VIA EDGAR

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 001-33488

Dear Mr. Walker and Ms. Ebbertt:

The purpose of this letter is to respond to the comments raised in your letter of May 21, 2008 to Mr. Gregory A. Smith, Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation (the “Corporation”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 15, Long-Term Borrowings, page 86

1.

Comment:  We note your response to comment 2.  You state that as part of this remarketing you elected to change both the maturity date and interest rate of the subordinated debt securities.  Please address the following:

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

June 18, 2008

a.

Tell us in greater detail how you determined it was appropriate to use the modified maturity date of August 17, 2009 in your present value of cash flows analysis for the subordinated debt securities as opposed to the original maturity date of August 15, 2038.  Refer to paragraph 6 in the present value of cash flows guidance section of EITF 96-19.

b.

Tell us the dollar and percentage difference in calculated present values if the original maturity date of August 15, 2038 had been used in your analysis.

Response:  Due to the added complexity of the trust preferred structure, the Corporation viewed the change of both the maturity date and interest rate of the subordinated debt securities as the initial step in a series of steps that were required in order to facilitate the exchange.  Those series of steps occurred contemporaneously.  Because the steps were contemporaneous, the Corporation did not believe that the debt modification occurred within a year of the current transaction and does not believe paragraph 6 in the present value of cash flows guidance section of EITF 96-19 is applicable.

In accordance with the Prospectus Supplement dated June 26, 2004, the Corporation, in its sole discretion had the right to change the stated maturity date to any date not earlier than August 15, 2009 and not later than August 15, 2038 (the original maturity date).  The Corporation viewed the minimum maturity date to be the equivalent of a call right.  In accordance with paragraph 3 in the present value of cash flows guidance section of EITF 96-19, the Corporation performed separate cash flow analyses assuming the minimum and maximum maturity dates and used the cash flow assumptions that generated the smaller change to determine whether the 10% threshold was met.

The net present value of the cash flows for the 5.626% senior debt securities based on a discount rate of 4.20% and maturity date of August 17, 2009 amounted to $410.8 million.

The net present value of the remaining cash flows for the 3.90% subordinated debt securities assuming a call date of August 17, 2009 and a discount rate of 4.20% amounted to $398.0 million.  The Corporation concluded that the terms were not substantially different because the difference in the calculated present values of $12.8 million or 3.2% was not at least 10%.

The net present value of the remaining cash flows for the 3.90% subordinated debt securities assuming a maturity date of August 15, 2038 and a discount rate of 4.20% amounted to $379.3 million.  The Corporation concluded that the terms were also not substantially different because the difference in the calculated present values of $31.5 million or 8.3% was not at least 10%.

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

June 18, 2008

Form 10-Q for the period ended March 31, 2008

Financial Statements

Note 4, Fair Value Measurement – Derivative Financial Instruments, page 8

2.

Comment:  We note that you do not consider counterparty credit risk to be a significant input.  Please address the following:

a.

Clarify whether you actually factor in the impact of counterparty credit risk into the value of your derivative assets but the impact is just not significant, or whether you do not consider the impact of counterparty credit risk as you have qualitatively determined the impact to be insignificant on the fair value of these instruments.

b.

Clarify whether this was a change upon the adoption of SFAS 157, or whether you applied a similar methodology prior to the adoption of SFAS 157.

c.

Tell us, and disclose in future filings, whether you factor in your own credit risk into the value of your derivative liabilities, consistent with the guidance in paragraph 15 of SFAS 157.

Response:  At March 31, 2008, approximately $11.2 billion in notional amount or 82% of the Corporation’s derivative financial instruments outstanding consisted of interest rate swaps.  Exchange traded interest rate futures amounted to $2.4 billion in notional amount and interest rate options amounted to $187.3 million in notional amount at March 31, 2008.  For purposes of assessing the impact of counterparty credit risk for interest rate swaps outstanding at March 31, 2008, the Corporation considered the following:

Over-the-counter interest rate swaps with notional values of $2.5 billion and positive fair values of $58.2 million represent interest rate swap contracts executed with counterparties who are large financial institutions (“dealers”) that have been rated Aa by Moody’s or A+ or better by Standard and Poor’s (“S&P”).  These interest rate swaps were used for fair value hedges, cash flow hedges and economic hedges of the interest rate swaps executed with customers at March 31, 2008.

The Corporation and its subsidiaries maintain risk management policies to monitor and limit exposure to credit risk to counterparties in derivative transactions with dealers.  Approved dealers for these transactions must have and maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations.  International Swaps and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with dealers.  These agreements

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

June 18, 2008

contain bilateral collateral arrangements.  Collateral generally consists of cash or investment securities that have been issued or guaranteed by the U.S. government or government agencies.  The Corporation has established policies and procedures to monitor the fair value of the derivatives and collateral thresholds, to measure collateral value on a daily basis and to execute collateral calls, returns and substitutions.  The Corporation recognizes that unprecedented events could result in counterparty failure, notwithstanding these policies and procedures.  However, historically the policies and procedures used to monitor counterparty risk have not resulted in any losses as a result of counterparty failure.

The Corporation also recognizes that there could be additional credit exposure due to certain industry conventions established for operational efficiencies such as unsecured limits, minimum thresholds for posting collateral and lag times in posting collateral, which are part of these interest rate swaps.  Certain terms or conditions must be met in order to operate within these conventions, which the Corporation also monitors on a daily basis.  The Corporation qualitatively determined the impact of these factors to be insignificant and concluded that the credit risk implied in the LIBOR swap curve was representative of the counterparty credit risk for those interest rate swap assets that had been executed with dealers.  Therefore, no additional credit risk adjustments were made for purposes of determining the fair values of those derivative assets at March 31, 2008.  This assessment methodology was employed by the Corporation prior to the adoption of SFAS 157.

Over-the-counter interest rate swaps with notional values of $2.5 billion and reported positive fair values of $121.3 million at March 31, 2008 represent derivative financial instruments executed directly with customers.  No individual customer interest rate swap represented a concentration of risk in relation to the customer interest rate swaps outstanding at March 31, 2008.  Counterparty credit risk for customer derivatives is similar in nature to the credit risk associated with lending activities.  In the majority of the cases, customer interest rate swaps are executed in conjunction with the Corporation’s lending activities.  As is the case with a loan, the Corporation evaluates the credit risk of each derivative customer on an individual basis and, where deemed appropriate, collateral is obtained.  The type of collateral varies and is often the same collateral as the collateral obtained to secure a customer’s loan.  The Corporation’s access to collateral is dependent upon the type of collateral obtained.

For purposes of assessing the potential impact of counterparty credit risk on the fair values of customer interest rate swaps with positive fair values (derivative assets), the Corporation utilized a probability analysis to estimate the amount of expected loss exposure due to customer default at some point in the remaining term of the entire portfolio of customer interest rate swap contracts outstanding as of March 31, 2008.  By reference to the Corporation’s internal loan risk ratings, the Corporation determined that,

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

June 18, 2008

on average, the portfolio of customer interest rate swaps at March 31, 2008 would have an equivalent rating of between BBB and BBB- by Standard and Poor’s.  Utilizing the average duration of these contracts and the equivalent rating, the Corporation estimated the probability of default by reference to cumulative average default data published by Standard and Poor’s.  An estimate of loss was derived from the Corporation’s internal loan risk ratings which estimates loss severity based on the underlying collateral.  The amount of credit risk for interest rate swaps fluctuates over time with the variables that determine the value of the underlying contracts.  With respect to interest rate swaps, changes in interest rates significantly affect the value of the underlying contracts.  The Corporation estimated the value impact due to changes in interest rates based upon broad confidence levels (two standard deviations) over the average duration of the customer derivative portfolio at March 31, 2008.  An estimate of probable loss was derived by multiplying the value impact by the probability of default and then by the loss given default.

Based on this analysis, the Corporation estimated the potential impact on the fair value of customer interest rate swap derivative assets to be approximately $0.6 million or 0.51% of the reported fair value of the customer interest rate swap derivative assets of $121.3 million at March 31, 2008.  The reported fair value of customer derivative assets at March 31, 2008 includes the credit risk implied by the LIBOR swap curve.  The Corporation did not factor in the estimated additional potential impact of counterparty credit risk into the reported fair value of its customer derivative assets because it was not considered significant at March 31, 2008.

On an ongoing basis, the Corporation will monitor the potential impact of credit risk on the fair value of customer interest rate swap derivative assets.

Over-the-counter interest rate swaps with notional values of $5.9 billion and negative fair values of $245.0 million at March 31, 2008, represent contracts executed with dealers that were used for fair value hedges, cash flow hedges and economic hedges of interest rate swaps executed with customers.  Over-the counter interest rate swaps with notional values of $321.1 million and negative fair values of $12.9 million at March 31, 2008 represent derivative financial instruments executed directly with customers.

The Corporation and its subsidiaries maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations and monitor its ratings positions monthly.  In addition, the Corporation’s derivative contracts with dealers are subject to bilateral collateral arrangements and the operating conventions that were previously discussed.  The Corporation concluded that the credit risk implied by the LIBOR swap curve was representative of its own counterparty credit risk and therefore, no other credit risk adjustments were made for purposes of determining the fair values of those interest rate swaps with negative fair values (derivative liabilities) at

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

June 18, 2008

March 31, 2008.  This assessment methodology was also employed by the Corporation prior to the adoption of SFAS 157.

The Corporation’s response to counterparty credit risk and its own credit risk is based on the interest rate swap asset or liability position at March 31, 2008.  The Corporation’s response to counterparty credit risk and its own credit risk is applicable to all interest rate swaps because at any measurement date, the fair value of an interest rate swap may be an asset or a liability.

The Corporation will disclose in future filings how it factors its own credit risk in the value of its derivative liabilities.  Assuming the Corporation’s investment grade rating is maintained as of the reporting date, the Corporation proposes the following:

The Corporation and its subsidiaries maintain an investment grade rating on long-term senior debt from at least two nationally recognized statistical rating organizations.  In addition, certain derivative contracts are subject to bilateral collateral arrangements.  The Corporation believes that the credit risk implied by the LIBOR swap curve is representative of its own counterparty credit risk.  Therefore, no other credit risk adjustments were utilized by the Corporation for purposes of determining the fair values of those derivatives with negative fair values (derivative liabilities) at March 31, 2008.

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President, Chief Administrative Officer and General Counsel